

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2021

Elena Ridloff
Executive Vice President and Chief Financial Officer
Acadia Pharmaceuticals Inc.
12830 El Camino Real, Suite 400
San Diego, CA 92130

Re: Acadia Pharmaceuticals Inc.
Form 10-Q
Exhibit No. 10.1
Filed November 4, 2020
File No. 000-50768

Dear Ms. Ridloff:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance